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Exhibit 99.4

Annual General Meeting of China New Borun Corporation

        Date:    December 21, 2010
See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use dark black pencil or pen only

		For	Against	Abstain
1.	Election of Rong Chen as a director of the Company.	☐	☐	☐
2.	Election of Jinmiao Wang as a director of the Company.	☐	☐	☐
3.	Election of Raymond S. Chadwick as a director of the Company.	☐	☐	☐
4.	Election of Lucy Guo as a director of the Company.	☐	☐	☐
5.	Election of Binbin Jiang as a director of the Company.	☐	☐	☐
6.	Ratification of the Independent Auditor BDO China Li Xin Da Hua CPA Co., Ltd. for the fiscal year ending December 31, 2010.	☐	☐	☐

Authorized Signatures—This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Please separate carefully at the perforation and return just this portion in the envelope provided.

Annual General Meeting of China New Borun Corporation
to be held December 21, 2010
For Holders as of November 19, 2010

MAIL

  •
  Mark, sign and date your Voting Instruction Form.

  •
  Detach your Voting Instruction Form.

  •
  Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, Eastern Time December 16, 2010.

PROXY TABULATOR FOR
CHINA NEW BORUN CORPORATION
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #
CLIENT #

Copyright © 2010 Mediani Communications LLC. All Rights Reserved.

 CHINA NEW BORUN CORPORATION

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM (New York Time) on December 16, 2010)

The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of China New Borun Corporation registered in the name of the undersigned on the books of the Depositary as of the close of business November 19, 2010 (US Record Date) at the Annual General Meeting of Shareholders of China New Borun Corporation to be held on December 21, 2010, local time, at China New Borun Corporation, Bohai Industrial Park (Yahgkou Town), Shouguang, Shandong 262715, People's Republic of China.

NOTE:

1.
Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned, but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
CHINA NEW BORUN CORPORATION
P.O. Box 8016
CARY, NC 27512-9903

QuickLinks

  Exhibit 99.4
Annual General Meeting of China New Borun Corporation
Authorized Signatures—This section must be completed for your instructions to be executed.
Annual General Meeting of China New Borun Corporation to be held December 21, 2010 For Holders as of November 19, 2010
MAIL
All votes must be received by 5:00 pm, Eastern Time December 16, 2010.
CHINA NEW BORUN CORPORATION Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 PM (New York Time) on December 16, 2010)